SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

BESPOKE EXTRACTS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

08634Q109

(CUSIP Number)

Michael Feinsod

Infinity Management, LLC

200 South Service Road

Suite 207

Roslyn, NY 11577

212-752-2777

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 08634Q109	13D

1	NAME OF REPORTING PERSONS
Michael Feinsod Infinity Management, LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

		Michael Feinsod: 82,680,000 (1) Infinity Management, LLC 37,680,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY OWNED BY		Michael Feinsod: 0 Infinity Management, LLC: 0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		Michael Feinsod: 82,680,000 (1) Infinity Management, LLC: 37,680,000
	10	SHARED DISPOSITIVE POWER

		Michael Feinsod: 0 Infinity Management, LLC: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Michael Feinsod: 82,680,000 (1) Infinity Management: 37,680,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Michael Feinsod: 19.8%* Infinity Management, LLC: 9.0%*
14	TYPE OF REPORTING PERSON

IN

(1)	Includes 37,680,000 shares of common stock held by Infinity Management, LLC (“Infinity”). Mr. Feinsod is the managing member of Infinity and has voting and investment power over the securities of Bespoke Extracts, Inc. (the “Issuer”) held by Infinity. Infinity also holds 1 share of Series C Preferred Stock of the Issuer, which provides the holder with 51% of the voting power of the Issuer’s stockholders. Mr. Feinsod also holds options to purchase 30,000,000 shares of common stock of the Issuer. One-third of such options will vest on each yearly anniversary of the grant date of December 14, 2021.

*	Represents the percentage ownership based on 418,631,119 shares of common stock of Bespoke Extracts, Inc. (the “Issuer”) outstanding as of April 15, 2022. Under applicable regulations, a person is deemed to have beneficial ownership of any shares of common stock which he may acquire within 60 days of the calculation date and such shares are treated as outstanding for the purpose of calculating such holder’s beneficial ownership.

Item 5. Interest in Securities of the Issuer.

(a)	As of the date hereof, Michael Feinsod beneficially owns 82,680,000 shares of the Issuer’s common stock, which represents 19.8% of the Issuer’s issued and outstanding common stock. These 82,680,000 shares include 37,680,000 shares held by Infinity. As of the date hereof, Infinity beneficially owns 37,680,000 shares of the Issuer’s common stock, which represents 9.0% of the Issuer’s issued and outstanding common stock. Infinity also holds 1 share of Series C Preferred Stock of the Issuer, which provides the holder with 51% of the voting power of the Issuer’s stockholders.

(b)	Mr. Feinsod has sole voting and dispositive power over 82,680,000 shares of common stock of the Issuer. Infinity has sole voting and dispositive power over 37,680,000 shares of common stock of the Issuer.

(c)	On April 13, 2022, Infinity transferred 12,320,000 shares of common stock of the Issuer to a third party for services. Other than as reported herein, the Reporting Persons have not effected any transactions in securities of the Issuer during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	No person other than Mr. Feinsod has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 82,680,000 shares of common stock reported in Item 5(a).

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

April 15, 2022

Infinity Management, LLC

By:	/s/ Michael Feinsod
Title:	Managing Member

/s/ Michael Feinsod
Michael Feinsod

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